1026658
0-28966

P.E 4-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 2002

Biacore International AB (publ)
Rapsgatan 7
S-754 50 Uppsala
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BIACORE

PRESS RELEASE

Code: 02/BIAC/04
For Immediate Release!

For further information, please contact:
Anders Svenberg, Executive Vice President
Mobile: +41 79 668 8339
Tel: +41 32 720 9086
Ulf Jönsson, President & CEO
Biacore International AB
Tel: +41 32 720 9083

Scientific/Trade Press Enquiries:
David Dible, HCC.De Facto Group
+44 (0) 207 496 3327

Annual General Meeting May 7, 2002

Proposal for employee stock option program to be put forward

Uppsala, Sweden, April 4, 2002. The board of Biacore International AB (Biacore) (Stockholmsbörsen: BCOR; Nasdaq: BCOR) today announced its decision to invite the shareholders of Biacore to an Annual General Meeting on May 7, 2002. The board also announced that a proposal will be put forward to the AGM to decide on an employee stock option program. A notice of the AGM with details as regards the employee stock option program is attached.

– Ends –

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) based technology with its own sales operations in the U.S., across Europe, in Japan, Australia and New Zealand. The technology is protected by a strong patent portfolio. Target groups consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies all over the world. Biacore focuses on drug discovery as the prime area for future growth. The Company currently has seven systems on the market with its Biacore® S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive preclinical evaluation of lead compounds. Biacore® 3000 offers specific application in drug discovery upstream of HTS. A new SPR array system is currently under development.

Biacore®3000 offers specific application in drug discovery upstream of HTS. A new SPR array system is currently under development.

Based in Uppsala, Sweden, the Company is listed on Stockholmsbörsen and Nasdaq in the U.S. In 2001 the Company had sales of SEK 544 million and an operating income of SEK 64 million.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone: *Biacore International AB*
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com

Notice is hereby given to the shareholders in

Biacore International AB (publ)

on the Annual General Meeting of Shareholders
to be held on Tuesday May 7, 2002, at 4.30 p.m. in
Hörsalen, Museum Gustavianum, Akademigatan 3, Uppsala

Participation

Shareholders who wish to participate in the meeting

must be registered as shareholders of record in the register of shareholders maintained by the Swedish Securities Register Center ("VPC") no later than Friday April 26, 2002,

and must notify Biacore International AB Rapsgatan 7, SE-754 50 Uppsala, Sweden, Phone +46 18 67 58 00, Fax +46 18 15 01 10 or e-mail info@biacore.com, no later than 4.00 p.m. Friday May 3, 2002. When giving notice of attendance, the shareholder should state name and personal identity number (date of birth) or company registration number. The shareholder may be represented by a representative and may bring one or two assistants. The shareholder must notify the company as regards the number of assistants within the time limit set out above. To their notice of attendance representatives should attach documents showing their due authorisation, such as certificate of registration.

Shareholders whose shares are held in the name of a trustee must temporarily re-register their shares in their own names in order to be entitled to participate in the meeting. Such re-registration must be effected with VPC no later than Friday April 26, 2002. The shareholders should notify their trustees in ample time.

Matters to be dealt with at the meeting

Proposed agenda

1. Opening of the meeting
2. Election of chairman at the meeting
3. Preparation and approval of voting list
4. Election of one or two persons to confirm the minutes
5. Approval of the agenda
6. Resolution as to whether the meeting has been duly convened
7. Presentation of the annual report and the auditor's report as well as the consolidated annual report and the consolidated auditor's report
8. Resolution as to
   a) the adoption of the profit and loss statement and the balance sheet as well as the consolidated profit and loss statement and the consolidated balance sheet

b) the allocation of the company's profit according to the adopted balance sheet

c) discharge from liability for the directors of the board and the president

9. Resolution as to the number of board directors and deputy board directors
10. Resolution as to the remuneration to the board
11. Election of board directors and deputy board directors
12. Resolution as to a nomination committee
13. Resolution as to the board's proposal on issue of debenture with subscription rights for new shares and approval of employee options etc.

Item 8b – Dividends

The board proposes that no dividends be paid for the financial year 2001.

Items 9, 10, 11 and 12 – Election of board, remuneration, nomination committee etc.

Shareholders representing 41 per cent of the number of votes in Biacore have notified that, at the meeting, they will propose that the number of board directors, elected by the General Meeting of Shareholders, shall be eight ordinary directors with no deputy directors, that ordinary directors Lars-Göran Andrén, Gordon Edge, Tom Erixon, Ulf Jönsson, Donald R. Parfet, Mats Pettersson and Marc van Regenmortel be re-elected, that Magnus Lundberg (president of Pharmacia Diagnostics AB) be elected, and that the board directors receive remuneration amounting to SEK 1,225,000 to be distributed among the directors elected by the General Meeting of Shareholders as determined by the board. They have also notified that they will support the proposal that the chairman of the board shall be authorised, having had discussions with representatives of the larger shareholders, to appoint three members among the shareholders for the company to, together with the chairman, constitute a nomination committee with the task to propose to the General Meeting of Shareholders (i) the number of board directors to be elected, (ii) the election of board directors and (iii) remuneration to the board directors.

Item 13 – The board's proposal on issue of debenture with subscription rights for new shares and approval of employee options etc.

1. Decision on issue of debenture with subscription rights for new shares

The board proposes that the General Meeting of Shareholders shall decide that the company shall issue one debenture with a nominal value of SEK 1,000 with a total of 80,000 detachable subscription rights for new shares (warrants) in the company. The debenture with its attached subscription rights shall be issued mainly on the following terms:

With deviation from the shareholders' preferential rights, a wholly owned subsidiary to the company (the "Subsidiary") shall have the right to subscribe for the debenture. Subscription and payment shall take place no later than May 14, 2002. The debenture shall carry an annual interest of three per cent and is due for payment on August 31, 2002. The price for the debenture shall be equivalent to its nominal value.

Each subscription right gives the holder the right to subscribe for one share, with a nominal value of SEK 10, in the company during the period May 15, 2002 to May 31, 2007 (allotted employee options, however, can only be exercised gradually, see section 2 below). The subscription price shall be equivalent to 100 per cent of the average price paid for the company's shares listed on Stockholmsbörsen during the period April 29, 2002 to May 14, 2002.

The subscription rights shall be immediately detachable from the debenture. The Subsidiary shall utilize the subscription rights as stated below in section 2.

The increase of the company's share capital will amount to SEK 800,000 if all the subscription rights are exercised. After subscription according to this proposal, the increase corresponds to a dilution of app. 0.8 per cent (app. 7.6 per cent totally together with the incentive programs decided in 2000 and 2001) of the share capital and of the votes (calculated on the current share capital).

The reason for deviation from the shareholders' preferential rights is that the board wishes to promote the long-term financial development of the company by offering employees of the Biacore group, primarily employees hired after last year's program and employees employed abroad, an incentive program which supplements the incentive programs decided in 2000 and 2001 and which gives the employees an opportunity to share an increase in the value of the company. The incentive program is further motivated by the opportunity to more easily recruit and retain qualified staff within the company and to create a common value system between the shareholders and the employees.

2. *Approval of the issuance of employee options etc.*

Subscription rights according to section 1 above shall be utilized by the Subsidiary in order to secure the Subsidiary's, or another company's within the Biacore group, obligations pursuant to the employee options which shall be issued according to the terms stated below. The General Meeting of Shareholders is proposed to approve of the Subsidiary's issuance of employee options involving a right to acquire shares in the company on the following terms and the Subsidiary's forwarding of subscription rights to another company within the Biacore group for an equivalent utilization.

Each employee option shall give the holder a right to acquire one share in the company from the entity which the Subsidiary or another company within the Biacore group assigns. Payment shall be made with an amount corresponding to 100 per cent of the average price paid for the company's shares listed on Stockholmsbörsen during the period April 29, 2002 to May 14, 2002. Employee options shall be issued free of charge to employees within the Biacore group. Issuance of employee options presumes, however, that such issuance can be carried out legally and that such issuance, in the company's opinion, can be effected with reasonable administrative costs and financial stakes. Allotted employee options hold a gradual right to acquire shares in the company. All options can be exercised three years after allotment.

The board will decide on the allotment in each individual case. No more than 4,000 options shall be issued to senior management (except president and executive vice presidents who are not entitled to receive options within this year's program), no more than 2,000 to other key employees and no more than 500 to other employees. Board directors who are appointed by the General Meeting of Shareholders will not receive employee options and no allotment is guaranteed.

When issuing options according to the above, issuance shall in principle only be made to newly employed staff and key employees employed outside Sweden, particularly in the U.S. The employee's achievement, position and importance for the Biacore group shall be considered.

The Subsidiary, or another company within the Biacore group, shall have the right to utilize the requisite number of subscription rights in order to cover certain costs, primarily social security contributions, that arise in connection with a possible exercise of the employee options.

For a decision according to item 13 to be valid, it has to be approved by shareholders holding at least nine-tenths of the vote cast as well as nine-tenths of all the shares represented at the meeting.

3. Instructions and authorisations for the board and the president

The General Meeting of Shareholders is proposed to authorise the board to cancel the issue and the offer to the employees no later than May 28, 2002 in case market conditions or other circumstances are considered inappropriate at this point in time.

Documents

Accounts and auditor's report and the complete proposal from the board with respect to item 13 will be available for the shareholders at the company as from April 23, 2002. The documents will also be distributed free of charge to shareholders who express a wish to receive them. In addition, the complete proposal from the board with respect to item 13 will be automatically distributed to those shareholders who have given notice of attendance at the Annual General Meeting of Shareholders and will be made available on the company's website, www.biacore.com, as from the abovementioned date.

The documents will also be available at the Annual General Meeting of Shareholders.

Program

15.00	The doors are opened Demonstration of Biacore's instruments
15.30-16.00	Lecture: Biacore's technology – an important tool in cancer research
16.30	Start of the Annual General Meeting of Shareholders

Uppsala in April 2002

Biacore International AB (publ)
The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)

By: ______________________________
Name: Lars-Olov Forslund
Title: Chief Financial Officer

Dated: May 6, 2002